3/11

BD 3/3

03001979

SE[...]ES
[...]E COMMISSION
[...]0549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-48715

RECEIVED
FEB 2 8 2003
207
SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Medford Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Route 73 South, Building Two, Suite 105
(No. and Street)

Marlton	NJ	08053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Morales (215) 568-3214
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kopple & Gottlieb, LLP
(Name — if individual, state last, first, middle name)

420 Old York Road	Jenkintown	PA	19046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Louis Morales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Medford Financial, Inc., as of December 31, ~~19~~2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 27th day of Feb 2003.

Notary Public

SERENE DiCAPRIO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 31, 2004

Signature

Pres.

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEDFORD FINANCIAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

MEDFORD FINANCIAL, INC.

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

KOPPLE & GOTTLIEB, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Medford Financial, Inc.
Marlton, New Jersey

We have audited the accompanying statements of financial condition of Medford Financial, Inc. as of December 31, 2002, and the related statements of loss, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medford Financial, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kopple & Gottlieb, LLP

KOPPLE & GOTTLIEB, LLP

February 27, 2003

420 Old York Road Jenkintown, PA 19046-2809 (215) 885-8801 Fax (215) 885-5895

MEDFORD FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 40,126
Deposit with clearing organization	63,104
Receivable from brokers and dealers	69,825
Prepaid expenses	2,519
Loans and exchange	10,363
Furniture and equipment, net of accumulated depreciation of $16,283	2,392
Leasehold improvements, net of accumulated depreciation of $10,503	9,004
	$ 197,333

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 74,943
Accrued taxes	400
	75,343
Shareholders' equity	
Capital stock, $.01 par value (1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	149,806
Retained earnings	(27,826)
Total shareholder equity	121,990
	$ 197,333

See notes to financial statements.

MEDFORD FINANCIAL, INC.

STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 646,227
Interest and dividends	1,408
Total revenues	647,635
Operating expenses	
Personnel expenses:	
Payroll, officers	113,611
Payroll, other	44,700
Payroll taxes	15,441
Employee benefits	23,246
Total personnel expenses	196,998
Other expenses	
Breakage and errors	18,040
Clearing expense	84,953
Contributions	1,000
Depreciation	4,824
Floorbrokerage expense	5,303
Insurance	1,293
Management fees	48,000
Meals and entertainment	1,735
Motor vehicle lease	5,550
Office expense	5,073
Professional fees	15,045
Promotion	1,141
Regulatory fees	617
Rent	19,200
Security	141
Soft dollar expense	267,578
Taxes, other than income taxes	590
Telephone	6,242
Ticker expense	3,170
Travel	222
Utilities	2,933
Total other expenses	492,650
Total operating expenses	689,648
Net loss	$ (42,013)

See notes to financial statements.

MEDFORD FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

			Retained Earnings			
	Common Stock (Par Value $.01)	Additional Paid-in Capital	Accumulated Adjustments Account	Tax Temporary Adjustments	Total	Total Shareholders' Equity
Balance, beginning of year	$ 10	$ 149,806	$ (3,041)	$ 17,228	$ 14,187	$ 164,003
Net loss	-	-	(20,608)	(21,405)	(42,013)	(42,013)
Balance, end of year	$ 10	$ 149,806	$ (23,649)	$ (4,177)	$ (27,826)	$ 121,990

See notes to financial statements.

MEDFORD FINANCIAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$ (42,013)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	4,824
Dividends earned on deposit with clearing organization	(698)
Changes in operating assets and liabilities	
Receivable from brokers and dealers	20,101
Prepaid expenses	(1,371)
Loans and exchange	(10,858)
Accounts payable and accrued expenses	69,823
Net cash provided by operating activities	39,808
Cash flows from investing activities	
Acquisition of furniture and equipment	(1,201)
Net cash used in investing activities	(1,201)
Net increase in cash	38,607
Cash, beginning of year	1,519
Cash, end of year	$ 40,126
Supplemental Disclosures	
Noncash investing and financing transactions:	
Dividend income credited to deposit with clearing organization	$ 698
Interest paid	$ -
Income taxes paid	$ -

See notes to financial statements.

MEDFORD FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a broker dealer of securities specializing in institutional customers as a member of the Philadelphia Stock Exchange.

Income Recognition

The Company recognizes revenue and expenses using the accrual method for financial statement purposes and the cash method for tax reporting purposes.

Property and Equipment

Property and equipment are carried at cost. Depreciation of furniture and equipment is provided using accelerated methods based on the estimated useful lives of the assets. Depreciation of leasehold improvements is provided using accelerated and straight-line methods based on the estimated useful lives of the assets.

Income Status

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company rents an office condominium unit, which is owned by a limited liability company whose members own 100% of the outstanding shares of the Company. There is no formal lease for this arrangement. Rent expense for the year ended December 31, 2002 was $19,200.

The Company is required to maintain a seat on the Philadelphia Stock Exchange. The requirement is satisfied by leasing a seat on a month to month basis. Beginning April 1, 1998, the Company leased the required seat from a shareholder holding 40% of the outstanding shares of the Company. Rents for the seat are negotiated between the Company and the shareholder on a month to month basis. Effective June 30, 2000, the shareholder and the Company agreed to suspend lease payments for use of the seat indefinitely.

Effective February 1, 2002, the Company agreed to pay a monthly motor vehicle lease for a shareholder employee for as long as he remained an employee of the Company. Motor vehicle lease expense for the year ended December 31, 2002 was $5,550.

In 2002, the Company paid management fees for administrative services performed by a corporation whose shareholders own 80% of the outstanding shares of the Company. There is no formal management services contract. Management fees for the year ended December 31, 2002 were $48,000. In addition, the Company advanced funds to this corporation for its portion of a common paymaster arrangement. The balance of the advances as of December 31, 2002 of $9,099 is included in the statement of financial condition as part of the loans and exchange.

NOTE 3 – SOFT DOLLAR ARRANGEMENT

In 2002, the Company entered into a soft dollar arrangement with an institution in which it agreed to pay, up to a specified percentage of the commissions generated by the institution, certain specified expenses of the institution. The Company accrues a soft dollar expense at the time qualifying commissions are earned. The balance of accrued soft dollar expense as of December 31, 2002, of $66,912, is included in the statement of financial condition as part of accounts payable and accrued expenses.

NOTE 4 – CONCENTRATION OF CREDIT RISKS

The Company is engaged primarily as an introducing broker (Philadelphia Stock Exchange) for institutional investors located throughout the United States. In the current period two institutions accounted for 90% of the revenue generated by the company.

The Company maintains part of its receivable from brokers in an uninsured money market fund. As of December 31, 2002, the uninsured balance in this fund was $65,449.

NOTE 5 – RECONILIATION OF CORPORATE INCOME TAX RETURN ("S" CORPORATION)

The company has elected for tax purposes to recognize income and expenses on the cash basis of accounting. As a result, the amount of income or loss for tax purposes may differ from what is reported in the financial statements. The temporary timing difference is primarily the result of current accounts receivable accounts payable and the expensing of start-up costs for financial purposes. An analysis of the shareholders' accumulated adjustment account ("S" corporation) as the Company intends to file its tax return is as follows:

Tax loss for the year ended December 31, 2002	($15,482)
Nondeductible expenses	(5,126)
Temporary timing differences	(21,405)
Financial statement loss for the year ended December 31, 2002	($42,013)

NOTE 6 – FAIR VALUE OF DEPOSIT WITH CLEARINGHOUSE

The Company estimates that the fair value of the deposit with its clearing broker as of December 31, 2002, does not differ materially from the carrying value recorded on the accompanying statement of financial condition.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-C 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $96,403, which was $91,380 in excess of its required net capital of $5,023. The Company's net capital ratio was .78 to 1.

Board of Directors
Medford Financial, Inc.
Medford, New Jersey

In planning and performing our audit of the financial statements of Medford Financial, Inc. for the year ended December 31, 2002, we considered its internal control structure, including the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Medford Financial, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 9 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and or the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Medford Financial, Inc.
Medford, New Jersey

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Philadelphia Stock Exchange, and any other regulatory bodies to which the company is subject and should not be used for any other purpose.

KOPPLE & GOTTLIEB, LLP

February 27, 2003

SCHEDULE I

MEDFORD FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2002

Net capital	
Total shareholders' equity	$ 121,990
Less shareholders' equity not allowable for net capital	-
Total shareholders' equity qualified for net capital	121,990
Deduction and/or charges	
Nonallowable assets	
Prepaid expenses	2,519
Loan and exchanges	10,363
Furniture and equipment	2,392
Leasehold improvements	9,004
	24,278
Net capital before haircuts on securities positions	97,712
Haircuts on securities (compiled, where applicable, pursuant to rule 15c3-1(f)	-
Money market fund	1,309
Net capital	$ 96,403
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 75,343
Computation of basic net capital requirement	
Minimum net capital required	$ 5,023
Excess net capital at 1000%	$ 88,869
Ratio: Aggregate indebtedness to net capital	78.15%
Excess net capital	$ 91,380

There is no material difference from the company's computation in Part IIA of Form X-17A-5 as of December 31, 2002 and, therefore, a reconciliation is not included.

See notes to financial statements.